FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of May 9, 2002

SIGNET GROUP plc

(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Embargoed until 12.30 p.m. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

9 May 2002

Signet Like For Like Sales up 6.8% in First Quarter

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, today announced its first quarter 2002/03 sales performance for the 13 week period 3 February to 4 May 2002.

Group sales in the quarter increased by 13.5% to £354.7 million (13 weeks to 28 April 2001: £312.5 million). The like for like sales increase was 6.8%. The breakdown of the sales performance is shown below:

	Sales		Change on Previous Year	
	£ million	**% of Total**	**Total**	**Like for Like**
US	267.2	75.3	15.1%(a,b)	6.6%(a)
UK	87.5	24.7	8.8%	7.4%(c)
GROUP	354.7	100.0	13.5%(d)	6.8%

(a) US total sales in the quarter benefited by approximately 3% as a result of the inclusion of a marketing event that occurred in the first quarter of the current year but in the second quarter of the prior year. The like for like sales comparison includes the event in both years and is therefore unaffected.
(b) At a constant exchange rate US total sales increased by 13.6%.
(c) H.Samuel like for like sales were up by 3.9% and Ernest Jones by 13.3%.
(d) At a constant exchange rate Group total sales increased by 12.3%.

Terry Burman, Group Chief Executive, commented, "The Group has had a good start to the year with like for like sales up by 6.8% in the quarter.

US like for like sales increased by 6.6%, helped by a greater level of marketing activity in the period. This was a very encouraging performance achieved against the background of continuing economic uncertainty.

The UK division also did well and like for like sales rose by 7.4%. The trend towards more aspirational products, particularly diamonds and luxury watches, continues and contributed to the 13.3% like for like sales increase by Ernest Jones."

Enquiries: **Terry Burman, Group Chief Executive** **+44 (0) 20 7399 9520**
Walker Boyd, Group Finance Director **+44 (0) 20 7399 9520**

Mike Smith, Brunswick **+44 (0) 20 7404 5959**
Rupert Young, Brunswick **+44 (0) 20 7404 5959**

The first quarter earnings results for the 13 weeks ended 4 May 2002 are expected to be announced on Thursday 13 June 2002 and a conference call on that day for all interested parties is expected to take place at 3.00 pm (BST).

European dial-in:	+44 (0) 20 8240 8243	Password: "Signet"
European 48 hr replay:	+44 (0) 20 8288 4459	Access code: 635882
US dial-in:	+1 303 224 6999	Password: "Signet"
US 48 hr replay:	+1 303 804 1855	Access code: 1837263

Signet operated 1,639 speciality retail jewellery stores at 4 May 2002; these included 1,035 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 604 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's 2001 Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

Dated: May 9, 2002

By: [signature]
Walker Boyd
Group Finance Director